Exhibit 12.1
STATEMENT REGARDING THE
COMPUTATION OF CONSOLIDATED RATIOS
OF EARNINGS TO FIXED CHARGES

	Spanish GAAP			IFRS
(millions of euros)	2001	2002	2003	2004	2005
Income (loss) before tax from continuing operations before income from joint ventures and associates	2,410.37	(14,073.18)	3,575.08	4,916.89	6,924.42
Dividends from joint ventures and associates	48.27	58.16	31.62	13.84	36.47
Fixed charges (see below)	2,006.29	1,784.14	1,946.50	2,624.24	2,427.92
Capitalized interest, net of amortization	(16.44)	1.83	1.83	0.30	(6.08)
Earnings	4,448.49	(12,229.05)	5,555.03	7,555.27	9,382.73
Fixed charges:
Interest expense, including amortization of debt expense and similar charges	1,988.02	1,784.14	1,946.50	2,622.54	2,419.13
Capitalized interest	18.27	—	—	1.70	8.79
Total fixed charges	2,006.29	1,784.14	1,946.50	2,624.24	2,427.92
Ratio of earnings to fixed charges	2.22	(6.85)	2.85	2.88	3.86
For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year continuing operations, plus income tax, minority interests, share of profit or loss from equity investees, amortization of capitalized interest and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, amortized premiums, discounts and other expenses related to indebtedness and capitalized interest, all calculated in euros.